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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                 FORM 8-A


                 FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) or 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                                NSS BANCORP, INC.
             (Exact Name of Registrant as Specified in its Charter)


            Connecticut                       06-1485317
(State of Incorporation of Organization)      (I.R.S. Employer
                                              Identification No.)


48 Wall Street, Norwalk, Connecticut              06852
(Address of Principal Executive Office)         (Zip Code)



If this form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction (A)(C)(1) please check the following box.

If this form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Information (A)(C)(2) please check the following box.


Securities to be registered pursuant to Section 12(b) of the Act:

                               NONE

Securities to be registered pursuant to Section 12(g) of the Act:

                                            Name of Each Exchange on Which
Title of Each Class to be so registered     Each Class is to be registered


Common Stock, par value, $0.01              NASDAQ - National Market


           INFORMATION REQUIRED IN REGISTRATION STATEMENT
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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

a.  Capital Stock

     The securities of NSS Bancorp, Inc. (the "Company") to be registered consist of 7,000,000 shares of common stock par value of $0.01 per share ("Common Stock"). No shares of Common Stock are presently issued or outstanding. The Common Stock will be issued in accordance with that certain Agreement and Plan of Reorganization dated May 20, 1997 between the Company and its wholly owned subsidiary, Norwalk Savings Society (the "Plan of Reorganization"). The following statements are summaries of certain provisions of the Plan of Reorganization, the Company's Certificate of Incorporation and Bylaws and the Connecticut Business Corporation Act ("CBCA"). The statements made herein do not purport to be complete in all respects and are qualified in their entirety by reference to the full Certificate of Incorporation, Bylaws and CBCA, the first two of which have been filed as Exhibit 3.1 and Exhibit 3.2, respectively, to this Form 8-A.

        (1) Dividends may be paid on Common Stock if and when declared by the Company's Board of Directors out of funds legally available for such purpose. Under present Federal Reserve Board policy, the Company may pay cash dividends only out of the Company's past year's net income, only if prospective earnings retention is consistent with the Company's expected future needs and only if payment of dividends does not undermine the Company's ability to serve as a source of strength to its subsidiary bank. When the Common Stock is issued and delivered in accordance with the Plan, it will be validly issued, fully paid, non-assessable, and not subject to any further calls by the Company.

       At the time of issuance, holders of Common Stock will possess voting power for the election of directors of the Company and for all other purposes, each holder being entitled to one vote for each share of Common Stock held. Holders of the Common Stock do not have cumulative voting rights, preemptive rights, or conversion rights with respect to any such shares. The Common Stock is not presently subject to any sinking fund or restrictions on transferability or alienability. In the event of a liquidation of the Company, holders of Common Stock are entitled to a pro-rata share in all assets of the Company after payment of all amounts due to creditors.

      The Certificate of Incorporation of the Company prohibits any person from directly or indirectly offering to acquire, or acquiring, beneficial ownership of 10% or more of the Common Stock without the prior written approval of the Company's Board of Directors, the Connecticut Banking Commissioner and all applicable federal regulatory agencies. Any shareholder owning 10% or more of the Common Stock may not vote any shares that exceed 10% on any matter that is submitted for a vote of the shareholders.

      The Company must give the Federal Reserve Board prior notice of any repurchase or redemption of shares of Common Stock if the gross consideration for the purchase or redemption, when combined with the net consideration paid by the holding company for all such purchases or redemptions during the preceding twelve months, exceeds 10% of the holding
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company's consolidated net worth.  The Federal Reserve Board may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, Federal Reserve Board order, or any condition imposed by, or written agreement with, the Federal Reserve Board. This prior notice requirement, however, will not apply to the Company if it continues to maintain its "well capitalized" status in accordance with applicable
Federal Reserve Board regulations, if it continues to maintain a "1" or "2" rating in its most recent safety and soundness regulatory examination and if there continues to be no unresolved regulatory issues concerning the Company. Except as described above, there are no other restrictions on the repurchase or redemption of Common Stock by the Company.

     The Certificate of Incorporation of the Company provides for a staggered Board of Directors as it divides the directors into three classes, as nearly equal in number as possible, with one class elected each year. Each director of the Company holds office for a three year term.

     (2) The rights of holders of Common Stock may not be modified in any event or for any purpose except by a vote of a majority or more of the holders of outstanding shares of Common Stock.

     (3)  No preferred stock is to be registered.

     (4) The rights of holders of Common Stock may, under certain circumstances, be limited by the holders of serial preferred stock of the Company. No serial preferred stock is presently issued or outstanding.
The Certificate of Incorporation of the Company authorizes 500,000 shares of serial preferred stock, of which 50,000 shares have been designated as Series A Preferred Stock. Shares of Series A Preferred Stock may be issued in connection with a Shareholder's Rights Agreement which is attached hereto as Exhibit 4. Generally, the Shareholder Rights Agreement is designed to assure that holders of Common Stock receive fair and equal treatment in the event of an attempted hostile takeover of the Company and to maximize the value and rights of their shares of Common Stock in the event of a hostile takeover attempt. Series A Preferred Stock may be issued to holders of Common Stock (except for the potential hostile takeover person) under certain circumstances specified in the Shareholder Rights Agreement.

      If issued, shares of Series A Preferred Stock, in preference to the holders of Common Stock of the Corporation, and of any other junior stock, are entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash, in an amount per share equal to or greater than (i) $1 or (ii) subject to the provision for adjustment hereinafter set forth, 100 times the aggregate per share amount of all cash dividends, and 100 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the Common Stock since the immediately preceding payment of a quarterly dividend or, with respect to the initial quarterly dividend payment since the first issuance of any share or fraction of a share of Series A Preferred Stock. If the Company
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at any time declares or pays any dividend on the Common Stock payable in shares of Common Stock, or effects a subdivision or combination or consolidation of the outstanding shares of Common Stock into a greater or lesser number of shares of Common Stock, then in each such case the amount to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

      Dividends may accrue and cumulate on outstanding shares of Series A Preferred Stock under certain circumstances but do not bear interest. Dividends paid on the shares of Series A Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding.

      When issued in accordance with the Shareholder's Rights Agreement, each share of Series A Preferred Stock shall entitle the holder thereof to 100 votes on all matters submitted to a vote of the shareholders of the Company. In the event the Company shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the number of votes per share to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event. Except as set forth herein, or as otherwise provided by law, holders of Series A Preferred Stock have no other special voting rights and their consent is not required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

      Whenever quarterly dividends or other dividends or distributions payable on the Series A Preferred Stock are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series A Preferred Stock outstanding shall have been paid in full, the Company will not declare or pay dividends, or make any other distributions, on Common Stock or any other shares of stock ranking junior as to dividends or upon liquidation, dissolution or winding up to the Series A Preferred Stock ("Junior Stock").

      The Company also may not declare or pay dividends, or make any other distributions, on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series
A Preferred Stock, except dividends paid ratably on the Series A Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of such shares are then entitled. The Company cannot, under those circumstances
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redeem or purchase or otherwise acquire for consideration shares of any
Junior Stock, provided that the Company may at any time redeem, purchase or otherwise acquire shares of any such Junior Stock in exchange for shares of any other Junior Stock.

      The Company may not redeem or purchase or otherwise acquire for consideration any shares of Series A Preferred Stock, or any shares of stock ranking on a parity with the Series A Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

       Upon any liquidation, dissolution or winding up of the Corporation, no distribution shall be made (a) to the holders of Common Stock or shares of Junior Stock unless, prior thereto, the holders of shares of Series A Preferred Stock shall have received $100 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, provided that the holders of shares of Series A Preferred Stock shall be entitled to receive an aggregate amount per share, subject to the provision for adjustment hereinafter set forth, equal to 100 times the aggregate amount to be distributed per share to holders of shares of Common Stock, or (b) to the holders of shares of stock ranking on a parity (either as to dividends upon liquidation, dissolution or winding up) with the Series A Preferred Stock and all such parity stock in proportion to the total amounts to which the holders of such shares are entitled upon such liquidation, dissolution or winding up. In the event the Company shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock, then in each such case the aggregate amount to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event under the proviso in clause (a) of the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

     In case the Company shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case each share of Series A Preferred Stock shall be, subject to the provision for adjustment hereinafter set forth, equal to 100 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of common stock is changed or exchanged. If the Company shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series A Preferred Stock shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

      The shares of Series A Preferred Stock are not redeemable and rank, with respect to the payment of dividends and the distribution of assets, junior to all series of any other class of the Corporation's Preferred Stock.

      (5) The Certificate of Incorporation of the Company provides that a "super-majority" vote of shareholders must approve certain business combinations, including mergers, consolidations, share exchanges, sales of all or substantially all assets, liquidations, dissolutions or reclassifications, between the Company and an "Interested Shareholder" (as such term is defined below) or any other corporation (whether or not itself an Interested Shareholder) which is or after such merger or consolidation would be, an affiliate or associate of any Interested Shareholder unless the transaction is approved by the Board of Directors of the Company or certain fair price procedural requirements are satisfied. An "Interested Shareholder" is generally defined as a person or entity who is the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding shares of voting stock of the Company. Such transactions must first be approved by the Company's Board of Directors and then by the affirmative vote of the holders of at least 80% of the voting power of the then outstanding shares of the voting stock, and by two-thirds of the voting power of the outstanding shares of the voting stock exclusive of shares held by or on behalf of the Interested Shareholder, unless: (1) the transaction is approved by the Board of Directors before the Interested Shareholder first became an Interested Shareholder; (2) or in the case of a merger, consolidation or share exchange, and in all other business combinations, certain fair price and procedural provisions are met. The fair price provisions generally require that shareholders whose stock is acquired in a business combination be paid at least as much as the highest price the Interested Shareholder paid for shares within the two prior years or the price that the Interested Shareholder paid in the transaction by which the Interested Shareholder first became an Interested Shareholder, whichever is higher. The procedural provisions include prohibitions against omissions of dividends on preferred stock, reductions in dividends on the Common Stock and acquisitions by the Interested Shareholder of more stock of the Company.

     In the event that the fair price and procedural requirements are met or the requisite approval of the Board of Directors is given with respect to a particular business combination, the normal voting requirements of Connecticut law would apply. Under Connecticut law, a merger, consolidation, sale of substantially all of the assets of the Company and the adoption of a plan of dissolution of the Company would generally require the approval of a majority of the issued and outstanding shares of the Company's capital stock entitled to vote thereon. A reclassification of the Company's securities involving an amendment to its Certificate of Incorporation and other issues requiring shareholder approval would also require the approval of the holders of a majority of the voting power of the Company's capital stock entitled to vote thereon. A sale of less than substantially all of the assets of the Company, a merger of the Company with a company in which it owns not less than 90% of the outstanding capital stock or a reclassification of the Company's securities not involving an amendment to its Certificate of Incorporation would not require shareholder approval.

     As noted above the Certificate of Incorporation of the Company prohibits any person from acquiring 10% or more of the outstanding stock of the Company entitled to vote for the election of directors (defined as "Voting Stock") unless: (a) such acquisition has been approved prior to its consummation by the affirmative vote of the holders of at least two-thirds of the Voting Stock entitled to vote at a meeting of shareholders called for such purpose; and (b) all federal and state regulatory approvals required under the Change in Bank Control Act of 1978, the Bank Holding Company Act of 1956 and any similar Connecticut law and in accordance with all regulations of the FDIC, Federal Reserve Board and Connecticut Banking Commissioner.

     Moreover no person may make an offer to acquire 10% or more of the then-outstanding Voting Stock unless such person has notified the Company's Board of Directors of such intent and the Board of Directors has not within fifteen days after receipt of such notice, disapproved of such offer, or before the offer is made, obtained prior approval of the acquisition by the FDIC or FRB and the Banking Commissioner.

      b.  Debt Securities

          No debt securities are to be registered hereunder.

      c.  Warrants and Rights

          The Common Stock will not be offered pursuant to warrants or rights.

      d.  Other Securities

          No securities other than the Common Stock are to be registered hereunder.

       e.  Market Information for Securities other than Common Equity

           No securities other than the Common Stock are to be registered hereunder.

       f.  American Depository Receipts

           No Depository Shares will be registered hereunder.

       g.  Security Rating

           The Company has not obtained a security rating from a nationally recognized statistical rating organization with respect to its securities.
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ITEM 2.  EXHIBITS

         Exhibit 2:      Agreement and Plan of Reorganization

         Exhibit 3i:     Certificate of Incorporation of NSS Bancorp, Inc.

         Exhibit 3ii:    Bylaws of NSS Bancorp, Inc.

         Exhibit 4:      Shareholder Rights Agreement
                         Exhibit 4.1 Amendment to Rights Agreement
                         Exhibit 4.2 Assignment of Rights Agreement

         Exhibit 10.1:   Employment Agreement-Robert T. Judson
                         Exhibit 10.1.2 Amendment One to Employment Agreement
                         Exhibit 10.1.3 Amendment Two to Employment Agreement
                         Exhibit 10.1.4 Amendment Three to Employment Agreement

         Exhibit 10.2.1: Employment Agreement-Charles F. Howell
                         Exhibit 10.2.2 Amendment One to Employment Agreement
                         Exhibit 10.2.3 Amendment Two to Employment Agreement
                         Exhibit 10.2.4 Amendment Three to Employment Agreement

        Exhibit 10.3.1:  Employment Agreement-Jeremiah T. Dorney
                         Exhibit 10.3.2 Amendment One to Employment Agreement
                         Exhibit 10.3.3 Amendment Two to Employment Agreement
                         Exhibit 10.3.3 Amendment Three to Employment Agreement

        Exhibit 10.4.1:  Employment Agreement-Marcus I. Braverman
                         Exhibit 10.4.2 Amendment One to Employment Agreement
                         Exhibit 10.4.3 Amendment Two to Employment Agreement
                         Exhibit 10.4.4 Amendment Three to Employment Agreement
                         Exhibit 10.4.5 Amendment Four to Employment Agreement

       Exhibit 10.5:     Divestiture Agreement between Westport Asset Management
                          and Norwalk Savings Society

       Exhibit 21:       Subsidiaries of NSS Bancorp, Inc.
                         1.  Norwalk Savings Society

       Exhibit 99.1:     Form F-2 Annual Report Norwalk Savings

       Exhibit 99.2      Form F-4 Quarterly Report Norwalk Savings


                               SIGNATURE

        Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereto duly authorized.

                                     NSS BANCORP,  INC.
                                     Registrant Date:


                                     By:

                                     Robert T. Judson
                                     Its President

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